                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                            (Amendment No.        )*


                     ACM Government Opportunity Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                               Michael A. Conway
                               Aon Advisors, Inc.
                              123 N. Wacker Drive
                            Chicago, Illinois 60606
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   000918 102
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 10, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 000918 102              13D                        PAGE  2 OF 10 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Aon Corporation
    36-3051915
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Aplicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,550,000
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,550,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,550,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC,CO
--------------------------------------------------------------------------------

CUSIP NO. 000918 102              13D                        PAGE  3 OF 10 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Aon Advisors, Inc.
    54-1392321
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Aplicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Virginia
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,550,000
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,550,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,550,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IA,CO
--------------------------------------------------------------------------------

CUSIP NO. 000918 102              13D                        PAGE  4 OF 10 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Combined Insurance Company of America
    36-2136262
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,468,700
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,468,700
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,468,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC,CO
--------------------------------------------------------------------------------

CUSIP NO. 000918 102              13D                        PAGE  5 OF 10 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Virginia Surety Company, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    81,300
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    81,300
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     81,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.01%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC,CO
--------------------------------------------------------------------------------

CUSIP NO. 000918 102                SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

                  This Schedule 13D (this "Schedule") relates to the common stock (the "Common Stock") of ACM Government Opportunity Fund, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 1345 Avenue of the Americas, New York, New York 10105.

ITEM 2.  IDENTITY AND BACKGROUND

                  This Schedule is being filed on behalf of Aon Corporation, a Delaware corporation ("Aon"), Aon Advisors, Inc., a Virginia corporation ("Aon Advisors"), Combined Insurance Company of America, an Illinois corporation ("CICA") and Virginia Surety Company, Inc., an Illinois corporation ("VSC"). Aon Advisors, CICA and VSC are wholly owned subsidiaries of Aon. Aon, Aon Advisors, CICA and VSC are sometimes referred to herein as the "Filing Persons".

                  Aon is a publicly held insurance holding company which, through subsidiaries, is a major provider of insurance, insurance brokerage, insurance underwriting, consulting and related services. Aon Advisors is a company incorporated under the laws of the State of Virginia which serves as an investment adviser to Aon, CICA, VSC and their affiliates and also to certain mutual funds and unaffiliated third parties. CICA is a stock life insurance company incorporated under the laws of the State of Illinois and domiciled therein. CICA, together with its insurance subsidiaries, is a leading worldwide provider of supplemental accident and health insurance and life insurance products for individuals and also provides institutional investment and annuity products. VSC is a stock life insurance Company incorporated under the laws of the State of Illinois. VSC, together with its insurance subsidiaries, is a leading worldwide provider of consumer extended warranty insurance and offers specialty insurance products.

                  The Filing Persons share the same principal office and business address: 123 North Wacker Drive, Chicago, Illinois
60606.

                  Aon is a parent holding company in accordance with section 240.13d-1(b)(ii)(G) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Aon Advisors is an investment adviser registered under section 203 of the Investment Advisers Act of 1940, as amended. CICA and VSC are insurance companies as defined in section 3(a)(19) of the Exchange Act.

                  During the past five years, none of the Filing Persons, and none of any of their executive officers or directors, have been convicted in a criminal proceeding (excluding traffic

CUSIP NO. 000918 102                SCHEDULE 13D

violations or similar misdemeanors) or have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The names, addresses, offices and citizenship of the directors and officers of each of the Filing Persons are set forth on Annex I hereto.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The source of funds used to purchase the shares of Common Stock listed in Item 5 was working capital designated as investment funds of CICA or VSC, as the case may be. The amount of funds used to purchase such shares of Common Stock was $34,759,157.88 in the aggregate.

ITEM 4.  PURPOSE OF TRANSACTION

                  As disclosed in the Schedule 13G initially filed by Aon, Aon Advisors and CICA on May 1, 1997 (the "Original Schedule 13G") and in each subsequent amendment thereto, the purchases of Common Stock reported herein were made in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the Issuer and not in connection with or as a participant in any transaction having such purpose or effect. However, the Filing Persons may, in the future, purchase additional shares of Common Stock or dispose of such shares in the ordinary course of business or otherwise. Any additional purchases, when aggregated with the Filing Persons' current level of ownership of Common Stock, may be viewed as having the purpose or effect of changing or influencing control of the Issuer.

                  None of the Filing Persons has any current plans or proposals which relate to or would result in any matter described in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act. The Filing Persons may, in the future, for any reason and in their sole discretion change such intentions and formulate their own plans and proposals relating to one or more matters described in such paragraphs.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  See rows 7 through 11 and row 13 on pages 2 through 5.

                  The Issuer's Annual Report on Form N-30D dated September 27, 1999 states that, as of July 31, 1999, there were 13,071,872 shares of Common Stock outstanding. The percentage

CUSIP NO. 000918 102                SCHEDULE 13D


ownership of Aon, Aon Advisors, CICA and VSC was derived using this number of shares of Common Stock outstanding.

                  Pursuant to an Investment Advisory Agreement between Aon Advisors and CICA, Aon Advisors acquired, on behalf of and as investment adviser to CICA, 4,468,700 shares of Common Stock. In addition, pursuant to an Investment Advisory Agreement between Aon Advisors and VSC, Aon Advisors acquired, on behalf of and as investment adviser to VSC, an additional 81,300 shares of Common Stock. Because Aon is the parent holding company to both CICA and VSC, Aon indirectly beneficially owns all such shares of Common Stock.

                  By reason of the purchases of Common Stock made on behalf of CICA, Aon, Aon Advisors and CICA share the power to vote or direct the vote and the power to dispose or direct the disposition of 4,468,700 shares of Common Stock, or 34.2% of the total outstanding shares of Common Stock as of July 31, 1999.

                  In addition, by reason of the purchases of Common Stock made on behalf of VSC, Aon, Aon Advisors and VSC share the power to vote or direct the vote and the power to dispose or direct the disposition of 81,300 shares of Common Stock, or 0.01% of the total outstanding shares of Common Stock as of December 31, 1998. Thus, as of the date of this Schedule, Aon and Aon Advisors share the power to vote or direct the vote and the power to dispose or direct the disposition of an aggregate of 4,550,000 shares of Common Stock, or 34.8% of the total outstanding shares of Common Stock as of July 31, 1999.

                  During the sixty day period preceding the date of this Schedule, none of the Filing Persons acquired any shares of Common Stock other than the following purchases by Aon Advisors on behalf of CICA:

CUSIP NO. 000918 102                SCHEDULE 13D


                      Number of           Price Per
   Date                 Shares              Share
----------           -----------        ------------
 12/02/99              25,000             $6.9375
 12/01/99              16,500             $6.8750
 11/30/99               1,500             $6.9375
 11/30/99              31,600             $6.9039
 11/15/99               5,200             $7.1875
 11/12/99               1,100             $7.1875
 11/11/99               8,900             $7.1875
 11/10/99               6,800             $7.1875
 11/09/99               7,100             $7.1875
 11/08/99               6,000             $7.1875
 11/05/99               3,900             $7.1250
 11/04/99              27,100             $7.1250
 11/03/99              16,500             $7.1686
 11/02/99              15,200             $7.1250
 11/01/99                 500             $7.0000
 10/28/99               7,300             $7.1147
 10/27/99              36,700             $6.9801
 10/22/99               3,100             $7.0000
 10/21/99               4,200             $7.0000
 10/18/99               9,700             $6.9375
 10/13/99               6,900             $7.0000
 10/11/99               2,400             $7.0625
 10/08/99               2,000             $7.0625


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Aon Advisors and CICA are parties to an Investment Advisory Agreement dated May 1, 1992 pursuant to which Aon Advisors serves as investment adviser to CICA. In addition, Aon Advisors and VSC are parties to an Investment Advisory Agreement dated May 1, 1992 pursuant to which Aon Advisors serves as investment advisor to VSC. Copies of these agreements are filed as Exhibits A and B to this Schedule, respectively.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     A. Investment Advisory Agreement dated May 1, 1992 between Aon Advisors and CICA

     B. Investment Advisory Agreement dated May 1, 1992 between Aon Advisors and VSC

     C. Joint Filing Agreement dated December 10, 1999 among each of the Filing Persons

CUSIP NO. 000918 102                SCHEDULE 13D

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Aon Corporation
Date:  December 10, 1999


 /s/ Michael A. Conway
---------------------------------------------------------
By: Michael A. Conway
Senior Vice President and Senior Investment Officer


Aon Advisors, Inc.
Date:  December 10, 1999


 /s/ Michael A. Conway
---------------------------------------------------------
By: Michael A. Conway
President


Combined Insurance Company of America
Date:  December 10, 1999


 /s/ Michael A. Conway
---------------------------------------------------------
By: Michael A. Conway
Senior Vice President


Virginia Surety Company, Inc.
Date:  December 10, 1999


 /s/ Michael A. Conway
---------------------------------------------------------
By: Michael A. Conway
Senior Vice President

CUSIP NO. 000918 102                SCHEDULE 13D

                                                                         ANNEX I


                             OFFICERS AND DIRECTORS


         Set forth below is a list of each of the directors and officers of each of the Filing Persons. Unless otherwise indicated, each person identified on this Annex I shares the business address of the Filing Person and is a citizen of the United States.


Name                                Title                              Citizenship       Address
----                                -----                              -----------       -------
Aon Corporation:
----------------

Patrick G. Ryan                     Chief Executive
                                    Officer and Director
Daniel T. Carroll                   Director
Michael A. Conway                   Senior Vice President and
                                    Senior Investment Officer
Franklin A. Cole                    Director
Daniel T. Cox                       Executive Vice President
Edgar A. Jannotta                   Director
Lester B. Knight                    Director
Perry J. Lewis                      Director
Andrew J. McKenna                   Director
Newton N. Minow                     Director
Richard C. Notebaert                Director
Michael D. O'Halleran               Director
Donald S. Perkins                   Director
John W. Rogers, Jr.                 Director
George A. Schaefer                  Director
Raymond I. Skilling                 Director
Fred L. Turner                      Director
Arnold R. Weber                     Director
Dr. Carolyn Y. Woo                  Director
Harvey Medvin                       Vice President and
                                    Chief Financial Officer

Aon Advisors:
-------------

Michael A. Conway                   President and Director
Mark B. Burka                       Senior Executive Director
John G. Lagedrost                   Executive Director
Brian H. Lawrence                   Treasurer



CUSIP NO. 000918 102                SCHEDULE 13D



CICA:
-----

Michael A. Conway                   Senior Vice President and
                                    Director
Alastair M. Cumming                 Senior Vice President of
                                    Life and Health USA
John E. Johnston                    President of European
                                    Operations
Steven E. Lippai                    Executive Vice President
                                    and Chief Actuary
Harvey N. Medvin                    Director
Richard M. Ravin                    Chairman, Chief Executive
                                    Officer and President
Patrick G. Ryan                     Director
Raymond I. Skilling                 Director
James D. White                      Director


VSC:
----

Oriana L. Bakka                     Vice President and Director
Wayne J. Baliga                     Vice President and Director
Carolyn Barrett                     Vice President-Sales/Marketing
                                    and Director
Michael A. Conway                   Senior Vice President
                                    and Director
Gregg J. Davis                      Executive Vice President
                                    and Director
Arlene H. Hardy                     Treasurer
Lawrence B. Levensen                Senior Vice President
Samuel F. Licitra                   Senior Vice President
                                    and Director
Richard Machalinski                 Senior Vice President
                                    and Director
James D. White                      Vice President and Director
Robert F. Shepard                   Executive Vice President
                                    and Director


CUSIP NO. 000918 102                SCHEDULE 13D


                                                                       EXHIBIT A


                          INVESTMENT ADVISORY AGREEMENT

         This Investment Advisory Agreement, ("Agreement") is made and entered into on or as of this 1st day of May, 1992 by and between AON ADVISORS, INC., a Virginia corporation, (hereinafter called "ADVISORS") and COMBINED INSURANCE COMPANY OF AMERICA, an Illinois corporation, (hereinafter called "COMPANY").

                              W I T N E S S E T H:

         WHEREAS, it is desired by COMPANY that ADVISORS act in the capacity of investment advisor to COMPANY, with respect to the desirability of owning, purchasing, selling, exchanging, or otherwise investing in and managing either equity or fixed income securities (including, but not limited to common stock, shares of beneficial interest, preferred stocks, bonds, debentures, notes or other evidences of indebtedness, and any security convertible into or carrying any warrant or right to subscribe to or purchase such securities), or with respect to the desirability of investing in real or personal property, for the account of COMPANY; and

         WHEREAS, it is desired by COMPANY that ADVISORS provide the necessary investment services for execution of COMPANY's investment transactions; and

         WHEREAS, ADVISORS is willing to act in such capacities;

         NOW, THEREFORE, in and for the consideration set forth, the parties hereto mutually agree as follows:

         I. ADVISORS will make recommendations to COMPANY's Board of Directors and/or Investment Committee concerning the investment of such funds of COMPANY as COMPANY may allocate for investment advice and management by ADVISORS hereunder, and COMPANY's Board of Directors or Investment Committee will establish general guidelines, policies, and procedures for investment of these funds.

         II. Subject to the terms of this Agreement, ADVISORS is hereby given full authority, to buy, sell or exchange, or otherwise dispose of, equity or fixed income securities for the account of COMPANY, or to buy, sell, exchange, or otherwise dispose of, real or personal property, for the account of COMPANY, using whatever COMPANY funds are made available by COMPANY for that purpose, and to

CUSIP NO. 000918 102                SCHEDULE 13D


              manage such portion of the investment portfolio of COMPANY as it shall allocate; however, ADVISORS shall at all times comply with all requirements of the Illinois Insurance Code with respect to the purchase, retention and sale of such assets.

         III. In addition to the foregoing, ADVISORS will carry out specific investment authorizations and directives issued by COMPANY's Board of Directors or Investment Committee, and assist COMPANY's Board of Directors and Investment Committee in their review of ADVISORS' recommendations and actions.

         IV. ADVISORS shall report all purchases, sales, exchanges or other investment transactions for the account of COMPANY to COMPANY's Board of Directors or Investment Committee for approval and ratification following such transactions. ADVISORS will also provide monthly summaries of investments owned by COMPANY, investment performance and similar data so that the COMPANY's Board of Directors and Investment Committee will have sufficient information to carry out their functions.

         V. It is hereby expressly understood and agreed that COMPANY's investments shall at all times be within the control of COMPANY's Board of Directors or Investment Committee.

         VI. For ADVISORS' performance of the investment advisory services contemplated hereunder, COMPANY shall pay ADVISORS a sum, determined at the beginning of each calendar year during the term of this Agreement, and approved by COMPANY's Board of Directors or Investment Committee, representing a fair and reasonable allocation to COMPANY of ADVISORS' projected calendar-year investment advisory expenses. This sum shall be determined by ADVISORS by applying to ADVISORS' projected investment advisory expenses a percentage arrived at by taking into account the dollar amount of assets to be managed for COMPANY and all other COMPANY affiliates, the types of such assets, the dollar amount of new money to be invested for COMPANY, and such other cost factors as are considered appropriate in determining a fair and reasonable cost allocation in accordance with the provisions of Illinois Insurance Regulation. The cost allocation hereunder to COMPANY however,

CUSIP NO. 000918 102                SCHEDULE 13D

                shall not include, directly or indirectly, any portion of the investment advisory fees paid to ADVISORS, by Aon Money Market Fund, Inc., or any other fund advised by ADVISORS with respect to shares of any such fund purchased or sold by COMPANY. This dollar allocation of ADVISORS' investment advisory expenses to COMPANY shall be submitted at least annually, together with any necessary or appropriate adjustments thereto, for approval by COMPANY's Board of Directors or Investment Committee. COMPANY shall remit to ADVISORS one-fourth of the sum determined in accordance with the provisions of the preceding sentence by the 30th day following the close of each calendar quarter in March, June, September and December in each calendar year during the term of this Agreement.

         VII. This Agreement shall remain in full force and effect from the date hereof until such time as it is terminated. Termination shall occur immediately upon mutual consent, or on the expiration of 60 day prior written notice by either party to the other. COMPANY shall be liable for investment advisory fees accrued to the date of termination. The foregoing notwithstanding however, this Agreement shall continue to apply to investment commitments outstanding and transaction in progress at the effective date of termination, until such commitments and transactions are completed or otherwise resolved.

         VIII. This Agreement may not be assigned by ADVISORS without the prior consent of COMPANY. For purposes of this restriction upon assignment of this Agreement, the term "assignment" shall have the meaning given to it by Section 202(a)(1) of the Investment Advisors Act of 1940.

         IX. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and such counterparts shall constitute but one and the same instrument, which may be sufficiently evidenced by any one counterpart.

CUSIP NO. 000918 102                SCHEDULE 13D

         IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective on or as of the date first above written, pursuant to proper authority in them.


COMBINED INSURANCE COMPANY                  AON ADVISORS, INC.
OF AMERICA



By:   /s/ Mark B. Burka                     By:  /s/ Michael Conway
   ----------------------------                ---------------------------------
      Vice President                           Michael Conway, President


ATTEST: /s/ Arthur Quern                    ATTEST: /s/ Margaret M. Parker
       ------------------------                    -----------------------------
        Secretary                                           Secretary

CUSIP NO. 000918 102                SCHEDULE 13D


                                                                       EXHIBIT B


                          INVESTMENT ADVISORY AGREEMENT

         This Investment Advisory Agreement, ("Agreement") is made and entered into on or as of this 1st day of May, 1992 by and between AON ADVISORS, INC., a Virginia corporation, (hereinafter called "ADVISORS") and VIRGINIA SURETY COMPANY, INC., an Illinois corporation, (hereinafter called "COMPANY").

                              W I T N E S S E T H:

         WHEREAS, it is desired by COMPANY that ADVISORS act in the capacity of investment advisor to COMPANY, with respect to the desirability of owning, purchasing, selling, exchanging, or otherwise investing in and managing either equity or fixed income securities (including, but not limited to common stock, shares of beneficial interest, preferred stocks, bonds, debentures, notes or other evidences of indebtedness, and any security convertible into or carrying any warrant or right to subscribe to or purchase such securities), or with respect to the desirability of investing in real or personal property, for the account of COMPANY; and

         WHEREAS, it is desired by COMPANY that ADVISORS provide the necessary investment services for execution of COMPANY's investment transactions; and

         WHEREAS, ADVISORS is willing to act in such capacities;

         NOW, THEREFORE, in and for the consideration set forth, the parties hereto mutually agree as follows:

         I. ADVISORS will make recommendations to COMPANY's Board of Directors and/or Investment Committee concerning the investment of such funds of COMPANY as COMPANY may allocate for investment advice and management by ADVISORS hereunder, and COMPANY's Board of Directors or Investment Committee will establish general guidelines, policies, and procedures for investment of these funds.

         II. Subject to the terms of this Agreement, ADVISORS is hereby given full authority, to buy, sell or exchange, or otherwise dispose of, equity or fixed income securities for the account of COMPANY, or to buy, sell, exchange, or otherwise dispose of, real or personal property, for the account of COMPANY, using whatever COMPANY funds are made available by COMPANY for that purpose, and to


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


CUSIP NO. 000918 102                SCHEDULE 13D


              manage such portion of the investment portfolio of COMPANY as it shall allocate; however, ADVISORS shall at all times comply with all requirements of the Illinois Insurance Code with respect to the purchase, retention and sale of such assets.

         III. In addition to the foregoing, ADVISORS will carry out specific investment authorizations and directives issued by COMPANY's Board of Directors or Investment Committee, and assist COMPANY's Board of Directors and Investment Committee in their review of ADVISORS' recommendations and actions.

         IV. ADVISORS shall report all purchases, sales, exchanges or other investment transactions for the account of COMPANY to COMPANY's Board of Directors or Investment Committee for approval and ratification following such transactions. ADVISORS will also provide monthly summaries of investments owned by COMPANY, investment performance and similar data so that the COMPANY's Board of Directors and Investment Committee will have sufficient information to carry out their functions.

         V. It is hereby expressly understood and agreed that COMPANY's investments shall at all times be within the control of COMPANY's Board of Directors or Investment Committee.

         VI. For ADVISORS' performance of the investment advisory services contemplated hereunder, COMPANY shall pay ADVISORS a sum, determined at the beginning of each calendar year during the term of this Agreement, and approved by COMPANY's Board of Directors or Investment Committee, representing a fair and reasonable allocation to COMPANY of ADVISORS' projected calendar-year investment advisory expenses. This sum shall be determined by ADVISORS by applying to ADVISORS' projected investment advisory expenses a percentage arrived at by taking into account the dollar amount of assets to be managed for COMPANY and all other COMPANY affiliates, the types of such assets, the dollar amount of new money to be invested for COMPANY, and such other cost factors as are considered appropriate in determining a fair and reasonable cost allocation in accordance with the provisions of Illinois Insurance Regulation. The cost allocation hereunder to COMPANY however,


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


CUSIP NO. 000918 102                SCHEDULE 13D


                shall not include, directly or indirectly, any portion of the investment advisory fees paid to ADVISORS, by Aon Money Market Fund, Inc., or any other fund advised by ADVISORS with respect to shares of any such fund purchased or sold by COMPANY. This dollar allocation of ADVISORS' investment advisory expenses to COMPANY shall be submitted at least annually, together with any necessary or appropriate adjustments thereto, for approval by COMPANY's Board of Directors or Investment Committee. COMPANY shall remit to ADVISORS one-fourth of the sum determined in accordance with the provisions of the preceding sentence by the 30th day following the close of each calendar quarter in March, June, September and December in each calendar year during the term of this Agreement.

         VII. This Agreement shall remain in full force and effect from the date hereof until such time as it is terminated. Termination shall occur immediately upon mutual consent, or on the expiration of 60 day prior written notice by either party to the other. COMPANY shall be liable for investment advisory fees accrued to the date of termination. The foregoing notwithstanding however, this Agreement shall continue to apply to investment commitments outstanding and transaction in progress at the effective date of termination, until such commitments and transactions are completed or otherwise resolved.

         VIII. This Agreement may not be assigned by ADVISORS without the prior consent of COMPANY. For purposes of this restriction upon assignment of this Agreement, the term "assignment" shall have the meaning given to it by Section 202(a)(1) of the Investment Advisors Act of 1940.

         IX. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and such counterparts shall constitute but one and the same instrument, which may be sufficiently evidenced by any one counterpart.



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


CUSIP NO. 000918 102                SCHEDULE 13D


         IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective on or as of the date first above written, pursuant to proper authority in them.


VIRGINIA SURETY COMPANY, INC.               AON ADVISORS, INC.



By:   /s/ Ronald D. Markovits               By:  /s/ Michael Conway
   ---------------------------------           ---------------------------------
          Vice President                       Michael Conway, President


ATTEST: /s/ Hugo A. Lorenz                  ATTEST: /s/ Margaret M. Parker
       -----------------------------               -----------------------------
         Hugo A. Lorenz, Secretary                       Secretary



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


CUSIP NO. 000918 102                SCHEDULE 13D


                                                                       EXHIBIT C


                             JOINT FILING AGREEMENT

                  Pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, each of the parties to this Joint Filing Agreement (the "Agreement") agrees that the statement on Schedule 13D with respect to the Common Stock issued by ACM Government Opportunity Fund, Inc., to which this Agreement is attached as an Exhibit, is filed on behalf of each such party and that any amendments to the attached Schedule 13D will likewise be filed on behalf of each such party.

Aon Corporation
Date:  December 10, 1999

 /s/ Michael A. Conway
------------------------------------
By: Michael A. Conway
Senior Vice President and
Senior Investment Officer

Aon Advisors, Inc.
Date:  December 10, 1999

 /s/ Michael A. Conway
------------------------------------
By: Michael A. Conway
President

Combined Insurance Company of America
Date:  December 10, 1999

 /s/ Michael A. Conway
------------------------------------
By: Michael A. Conway
Senior Vice President

Virginia Surety Company, Inc.
Date:  December 10, 1999

 /s/ Michael A. Conway
------------------------------------
By: Michael A. Conway
Senior Vice President



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